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                  [LETTERHEAD OF VARSITY SPIRIT CORPORATION]

                                                              May 12, 1997

      To the Shareholders of
      Varsity Spirit Corporation:

        We are pleased to inform you that on May 5, 1997, Varsity Spirit Corporation ('Varsity' or the 'Company') entered into an Agreement and Plan of Merger (the 'Merger Agreement') with Riddell Sports Inc. ('Riddell') and Cheer Acquisition Corp. ('Purchaser'), a wholly-owned subsidiary of Riddell, pursuant to which Purchaser has today commenced a tender offer (the 'Offer') to purchase all of the outstanding shares of common stock, $.01 par value per share (the 'Shares'), of the Company for $18.90 per Share in cash. Under the Merger Agreement, following the Offer, Purchaser will be merged (the 'Merger' and, together with the Offer, the 'Transaction') with and into the Company and all Shares not purchased in the Offer (other than Shares held by Riddell, Purchaser or the Company, or Shares held by dissenting shareholders, if any) will be converted into the right to receive $18.90 per Share in cash.

        Your Board of Directors (with two interested directors abstaining) has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Offer and the Merger are fair to and in the best interests of Varsity's shareholders. The Board unanimously recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

        In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Goldman, Sachs & Co., the Company's financial advisor, dated May 5, 1997, that, as of such date, the $18.90 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair to such holders.

        In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated May 12, 1997, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                       Sincerely,

                                       /s/ Jeffrey G. Webb

                                       JEFFREY G. WEBB
                                       Chairman, President and Chief
                                         Executive Officer